Rule 424(b)(1)
                                Registration Statement No. 33-62421





                         $4,500,000
                      SCANA Corporation
                        Common Stock

     The Common Stock of SCANA Corporation (the "Company") is listed on the New York Stock Exchange under the symbol "SCG." On September 19, 1995, the last reported sale price of the Company's Common Stock on the New York Stock Exchange was $23 per share.

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
      ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
                 THE CONTRARY IS A CRIMINAL OFFENSE.


                                              Underwriting          Proceeds to
                             Price to         Discounts and         Company(2)
                              Public          Commissions(1)



Per Share. . . . . . . .   $      23.00      $      .59            $      22.41

Total. . . . . . . . . .   $103,500,000      $2,655,000            $100,845,000

Total Assuming Full
Exercise of Over-Allotment
Option (3) . . . . . . .   $119,025,000      $3,053,250            $115,971,750



(1)   See "Underwriting."
(2) Before deducting expenses estimated at $180,000, which are payable by the Company.
(3) Assuming the exercise in full of the 45-day option granted by the Company to the Underwriters to purchase up to 675,000 additional shares, on the same terms, solely to cover over-allotments. See "Underwriting."




     The shares of Common Stock are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to their right to reject orders in whole or in part. It is expected that delivery of the Common Stock will be made in New York City on or about September 25, 1995.



PaineWebber Incorporated        The Robinson-Humphrey Company, Inc.



          The date of this Prospectus is September 19, 1995.

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.




                      AVAILABLE INFORMATION

     SCANA Corporation (the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy and information statements, and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street NW, Washington, D.C. 20549 and at the Commission's regional offices at Seven World Trade Center, Suite 1300, New York, New York 10048, and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street NW, Washington, D.C. 20549, at prescribed rates. The Company's common stock (the "Common Stock") is listed for trading on the New York Stock Exchange. Reports, proxy and information statements, and other information concerning the Company may also be inspected at the offices of such Exchange, 20 Broad Street, New York, New York 10005.





         INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, filed with the Commission by the Company pursuant to the Exchange Act (File No. 1-8809), are incorporated herein by reference:

    (a) The Company's Annual Report on Form 10-K for the year ended December 31, 1994, as amended.

    (b) The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 1995.

    (c)   Current Reports of the Company on Forms 8-K dated April
          28 and September 6, 1995.

    (d)   Form 8-B/A of the Company filed May 26, 1995.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering made by this Prospectus shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above that have been incorporated by reference in this Prospectus, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents.
Written or telephone requests for such copies should be directed to
H. John Winn, III, Manager-Investor Relations and Shareholder Services, SCANA Corporation, Columbia, South Carolina 29218, telephone number (803) 748-3240.

                      PROSPECTUS SUMMARY

     The following summary information is qualified in its entirety by reference to the more detailed information and financial statements appearing elsewhere in this Prospectus and in the documents and information incorporated by reference in this Prospectus. All information set forth in this Prospectus has been adjusted to reflect a two-for-one stock split of the Common Stock effective May 11, 1995. Unless otherwise indicated, the information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised.

                           The Company

Business..................................  Energy-based holding company principally engaged through
                                            subsidiaries in electric and
                                            natural gas utility
                                            operations and other energy-
                                            related businesses

Principal Operating Subsidiary............  South Carolina Electric & Gas
                                            Company ("SCE&G")

                                     SCE&G

Electric and Gas Service Areas............  Central, southern and southwestern
                                            South Carolina

Population of Service Area
  (at December 31, 1994)..................  Approximately 2.3 million


Customers (at June 30, 1995)
   Electric...............................  480,070
   Gas....................................  238,364

1994 Electric Energy Sources..............  Coal, 77%; Nuclear, 17%; Purchased
                                            Power and Hydro, 6%


                                  The Offering


Common Stock Offered ..................... 4,500,000 shares
Shares of Common Stock Outstanding on
   August 31, 1995........................ 98,286,032 shares
Use of Proceeds........................... For reduction of short-term indebtedness incurred by the
                                           Company and its subsidiaries for
                                           investment in utility plant and
                                           non-regulated subsidiaries, and for
                                           general corporate purposes
Listed.................................... New York Stock Exchange
Stock Exchange Symbol..................... SCG
Price Range on New York Stock Exchange
Composite Tape from January 1, 1995
   through September 19, 1995............. High - $23 1/2   Low - $20 1/2
Closing Price on New York Stock
   Exchange on September 19, 1995......... $23
Current Indicated Annual Dividend......... $1.44 ($0.36 quarterly)


                         Summary Financial and Operating Information
                   (Dollar amounts in millions, except per share amounts)
                                         (Unaudited)


                                                       Twelve Months Ended
                                           June 30,              December 31,
                                             1995        1994        1993        1992

Income Statement Data:

Operating Revenues:
   Electric..........................     $  984.9    $  975.4    $  940.1    $  829.5
   Gas...............................        345.6       342.7       320.2       305.3
   Transit...........................          4.1         4.0         3.9         3.6
  Total Operating Revenues...........      1,334.6     1,322.1     1,264.2     1,138.4
Operating Expenses...................      1,058.4     1,062.5     1,018.9       928.6
Operating Income.....................        276.2       259.6       245.3       209.8
Net Income (1).......................        100.6       115.5       165.2       117.7
Earnings Per Weighted Average
  Common Share (1)...................     $   1.05    $   1.22    $   1.83    $   1.42
Dividends Declared Per Common
  Share .............................     $   1.43    $   1.41    $   1.37    $   1.34
Weighted Average Common Shares
  Outstanding .......................   96,247,697  94,762,002  90,406,728  82,949,518

Electric Territorial Sales
  (megawatt hours)...................   17,070,593  16,837,881  16,880,271  15,794,001




                                                        As of June 30, 1995
                                        Actual    Percentage   Adjusted(2)   Percentage(2)

Capitalization:

Long-Term Debt, Net (3)............... $1,605.9       52.3      $1,605.9            50.7
Preferred Stock (not subject to
  purchase or sinking funds)..........     26.0        0.8          26.0             0.8
Preferred Stock, Net (subject to
  purchase or sinking funds) (4)......     47.6        1.6          47.6             1.5
Common Shareholders' Equity...........  1,390.2       45.3       1,490.9            47.0
         Total Capitalization......... $3,069.7      100.0      $3,170.4           100.0

Short-Term Debt (5)................... $  272.1        -




(1)  Retroactively restated for the effect of a change in accounting principle, adopted in the second quarter of 1995, to the full cost method of accounting for the Company's oil and gas production operations. Non-cash charges related to reserve adjustments required by the
      "ceiling test" under the full cost method of accounting for oil and gas operations at
      SCANA Petroleum Resources, Inc. ("Petroleum Resources")  were $.80 per  share for the twelve months ended June 30, 1995 and $.65 per share and $.01 per share for the years ended
      December 31, 1994 and 1992, respectively.
(2)  Adjusted to reflect the receipt of the net proceeds from the sale of the Common Stock offered hereby.
(3)  Excludes current portion of long-term debt of $101.6 million.
(4)  Excludes current portion of preferred stock of $2.3 million.
(5)  Includes current portion of long-term debt of $101.6 million and of preferred stock of
      $2.3 million.  See "Use of Proceeds."


                         THE COMPANY


    The Company is an energy-based holding company which, through its subsidiaries, engages principally in electric and natural gas utility operations and other energy-related businesses.

     The principal executive offices of the Company are located at 1426 Main Street, Columbia, South Carolina 29201, telephone (803)
748-3000, and its mailing address is Columbia, South Carolina
29218.

Regulated Businesses

     The Company's subsidiaries, including SCE&G, South Carolina Generating Company and South Carolina Pipeline Corporation, are engaged in the generation, transmission, distribution and sale of electricity, the purchase, transmission, distribution and sale at wholesale and retail of natural gas and the provision of urban bus service, in various areas of South Carolina. These subsidiaries own substantially all of the Company's consolidated assets and in 1994 contributed substantially all of its consolidated net income.

Non-regulated Businesses

     The Company's other subsidiaries are engaged in the businesses of (i) acquiring, developing and operating oil and gas producing properties, (ii) marketing natural gas and light hydrocarbons,
(iii) producing, storing, distributing and selling propane, (iv) fiber optic, video and radio communications, (v) power plant management and maintenance services, and (vi) real estate development and sales, which business is currently in liquidation.

                        RECENT DEVELOPMENTS

     On July 10, 1995, SCE&G filed an application with the Public Service Commission of South Carolina (the "PSC") for an increase in retail electric rates. The proposed increase of 8.35% would produce additional revenues of approximately $76.7 million annually, if approved. SCE&G has requested that the increase be implemented in two phases. The first phase, an increase in revenues of approximately $61.8 annually, or 6.73%, would commence at the time SCE&G's 385 MW generating station currently under construction near Cope, S.C. begins commercial operation, which is expected in January 1996. The second phase is planned in January 1997 and would produce additional revenues of approximately $14.9 million annually, or 1.62% more than current rates. No assurance can be given as to the adequacy or timing of the rate relief that will be granted by the PSC. Hearings are scheduled to begin during November 1995.

        During the second quarter of 1995, Petroleum Resources changed from the successful efforts method to the full cost method of accounting for its oil and gas operations. The Company believes the full cost method provides a better matching of revenues and expenses given the change in Petroleum Resources' primary focus from a purchaser of producing oil and gas properties to a developer of reserves on its own or others' properties. The financial statements of prior periods have been restated to apply the new method retroactively.

                          USE OF PROCEEDS

     The Company intends to use the net proceeds from the sale of the Common Stock for the reduction of short-term indebtedness, which totaled approximately $159.7 million at August 31, 1995, exclusive of current maturities of long-term debt and of preferred stock, at a weighted average interest rate per annum of 5.93%, incurred by the Company and its subsidiaries for investment in utility plant and non-regulated subsidiaries, and for general corporate purposes.

                   DESCRIPTION OF COMMON STOCK

     The authorized capital stock of the Company comprises
150,000,000 shares of Common Stock without par value. As of August 31, 1995, 98,286,032 shares of Common Stock were issued and outstanding.

     The following summary of the terms of the Common Stock does not purport to be complete and is qualified in its entirety by reference to the terms set forth in the Restated Articles of Incorporation as amended (the "Articles of Incorporation") and By-Laws (the "By-Laws") of the Company included as exhibits to the Registration Statement of which this Prospectus is a part.

Voting

     Holders of Common Stock are entitled to one vote, in person or by proxy, for each share held on the applicable record date with respect to each matter submitted to a vote at a meeting of stockholders, and are not entitled to cumulate their votes.

Preemptive Rights

     Holders of Common Stock do not have preemptive rights to subscribe for additional shares when additional shares are offered for sale by the Company.

Provisions Relating to Change in Control

     The Articles of Incorporation and By-Laws contain provisions which could have the effect of delaying, deferring or preventing a change in control of the Company. These provisions are summarized below.

     Corporate Governance Provisions

     These provisions establish the classification of directors into three classes, as nearly equal in number of directors as possible, each class serving for three years, with one class being elected each year. There are currently fifteen directors (four directors in a class with a term expiring in 1996, five directors in a class with a term expiring in 1997 and six directors in a class with a term expiring in 1998). The Articles of Incorporation and By-Laws provide (i) that the authorized number of directors may range from a minimum of nine to a maximum of twenty, as determined from time to time by the directors; (ii) that directors can be removed only (x) for cause or (y) otherwise by the affirmative vote of the holders of 80% of the shares of stock of the Company entitled to vote; and (iii) that vacancies and newly created directorships on the Board of Directors can be filled by a majority vote of the remaining directors then in office, even though less than a quorum, and that any new director elected to fill a vacancy will serve until the next stockholders' meeting at which directors of any class are elected.

     Prevention of Greenmail

     The Articles of Incorporation provide that in the absence of approval by the holders of not less than a majority of the outstanding shares of the Common Stock (excluding shares held by Selling Stockholders (as hereinafter defined)), the Company is precluded from purchasing any of its outstanding Common Stock at a price known to the Company to be more than the market price from a Selling Stockholder, unless the purchase by the Company is pursuant to an offer to purchase any and all of the outstanding shares of Common Stock. "Selling Stockholder" is defined as any person who alone or together with others is known to the Company to be the beneficial owner (which term includes specified holdings by affiliates or associates as defined in Rule 12b-2 under the Exchange Act as in effect on January 1, 1985) of more than 3% of the outstanding Common Stock and who has purchased or agreed to purchase any shares within the most recent two-year period.

     Fair Price Requirements and Consideration of All Relevant
Factors in Certain Business Combinations

     The Articles of Incorporation require the approval of the holders of at least 80% of the voting power of all outstanding voting stock as a condition to Business Combinations (as hereinafter defined) with or proposed by any direct or indirect beneficial owner (as defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act, as in effect on March 1, 1987) (other than a subsidiary of the Company or employee benefit plans of the Company) of more than 10% of the Company's outstanding capital stock entitled to vote for the election of directors ( each a "Related Person") and any affiliate or associate of such person (as defined in Rule 12b-2 under the Exchange Act, as in effect on March 1, 1987), except in cases in which (i) the transaction has been approved by a majority of certain directors who are not Related Persons or affiliates or associates or representatives of a Related Person and who were members of the Board of Directors immediately prior to the time that the Related Person became a Related Person (the "Continuing Directors"), and certain successors to Continuing Directors who are not Related Persons or affiliates or associates or representatives of a Related Person and are recommended to succeed a Continuing Director by a majority of Continuing Directors, (ii) the Business Combination is solely between the Company and a subsidiary of the Company and does not have the direct or indirect effect of increasing the voting power of a Related Person in any class or series of capital stock of the Company or any subsidiary of the Company, or (iii) certain minimum price criteria and procedural conditions are satisfied.

    A "Business Combination" includes the following transactions when entered into by the Company or a subsidiary of the Company with, or upon a proposal by or on behalf of, a Related Person: (i) a merger or consolidation of the Company or any subsidiaries; (ii) the sale or other disposition other than sales of goods and services made in the ordinary course of business by the Company or any subsidiary of assets worth $10,000,000 or more; (iii) the issuance or transfer by the Company or any subsidiary of any securities of the Company or the subsidiary (except proportionately to all stockholders of the Company or such subsidiary); (iv) the adoption of a plan or proposal to liquidate or dissolve the Company; (v) any reclassification of securities, recapitalization or other transaction which has the direct or indirect effect of increasing the voting power, whether or not then exercisable, of a Related Person in any class or series of capital stock of the Company or any of its subsidiaries; or (vi) any agreement or contract or other arrangement providing directly or indirectly for any of the foregoing.

     The Board of Directors, when evaluating any offer of another party to (i) make a tender or exchange offer for any equity security of the Company, (ii) merge or consolidate the Company with another corporation, or (iii) purchase or otherwise acquire all or substantially all of the properties and assets of the Company, may, in connection with the exercise of its judgment in determining what is in the best interests of the Company and its stockholders, give due consideration to (a) all relevant factors, including, without limitation, the social, legal, environmental and economic effects on employees, customers, suppliers and other affected persons, firms and corporations, and on the communities and geographical areas in which the Company and its subsidiaries operate or are located and any of the businesses and properties of the Company or any of its subsidiaries, as well as such other factors as the directors deem relevant, and (b) not only the consideration being offered in relation to the then current market price for the Company's outstanding shares of capital stock, but also in relation to the then current value of the Company in a freely negotiated transaction and in relation to the Board of Directors' estimate of the future value of the Company (including the unrealized value of its properties and assets) as an independent going concern.

     Eighty Percent Vote Provisions

     The Articles of Incorporation provisions relating to the classification of the Board of Directors and appointment of directors to fill vacancies, removal of an incumbent member of the Board of Directors without cause and fair price provisions for a Business Combination require the vote of 80% of the shares of stock entitled to vote for amendment or repeal.


               COMMON STOCK DIVIDENDS AND PRICE RANGE

     The Company and its predecessor have paid cash dividends on the Common Stock in every quarter since the Common Stock was first publicly sold, and have increased the Common Stock dividend in 42 of the last 43 years. Future dividends will depend on future earnings, which, in large part, are dependent upon the ability of SCE&G and the Company's other regulated subsidiaries to obtain regulatory approval for future rate increases, the cash position and financial condition of the Company and other factors. At the current dividend rate, after giving effect to the issuance of the shares of Common Stock offered hereby, the Company's quarterly dividend payments on its outstanding Common Stock will be approximately $35.4 million.

     The Company's Investor Plus Plan permits holders of its Common Stock and holders of SCE&G Preferred Stock to invest optional cash payments subject to limitations in amount and reinvest dividends in additional shares of the Company's Common Stock. The prospectus describing the Plan and an enrollment form are available upon request to: SCANA Corporation, Columbia, South Carolina 29218,
Attention:  Investor Relations and Shareholder Services.

     The Company's Common Stock is traded on the New York Stock Exchange. The range of the high and low sales prices of the Company's Common Stock, as reported by The Wall Street Journal as New York Stock Exchange--Composite Transactions, and dividends declared per share, are as follows for the periods indicated:




                                                         Dividends
                                      Price Range       Declared Per
                                   High        Low        Share
1993

First Quarter.................    $23 1/4     $20         $.3425
Second Quarter................     24 1/8      22 1/2      .3425
Third Quarter.................     25 7/8      23 3/4      .3425
Fourth Quarter................     26 1/8      23 7/8      .3425


1994

First Quarter.................    $25         $22 3/8     $.3525
Second Quarter................     23 1/4      21          .3525
Third Quarter.................     23          21 3/8      .3525
Fourth Quarter................     22 1/4      20 1/2      .3525

1995

First Quarter.................    $22 1/2     $20 1/2     $  .36
Second Quarter................     21 5/8      20 7/8        .36
Third Quarter (through
  September 19, 1995).........     23 1/2      21 1/8        .36



     The last reported sale price of the Common Stock on the New
York Stock Exchange on September 19, 1995 was $23.

     At the Board of Directors meeting held on August 23, 1995 the Company declared a regular quarterly dividend of $.36 per share on the Common Stock. The dividend is payable October 1, 1995 to stockholders of record at the close of business on September 8, 1995.

                         UNDERWRITING

     The Underwriters named below (the "Underwriters"), for whom PaineWebber Incorporated and The Robinson-Humphrey Company, Inc. are acting as representatives (collectively, the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement among the Company and the Underwriters (the "Underwriting Agreement"), to purchase from the Company, and the Company has agreed to sell to the Underwriters, the number of shares of Common Stock set forth opposite their names below at the price set forth on the cover page of this Prospectus.


       Underwriters                                  Number of Shares


PaineWebber Incorporated................................  1,160,000
The Robinson-Humphrey Company, Inc......................  1,160,000
Dean Witter Reynolds Inc................................    180,000
A.G. Edwards & Sons, Inc................................    180,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated......    180,000
Prudential Securities Incorporated......................    180,000
Smith Barney Inc........................................    180,000
J. C. Bradford & Co.....................................     80,000
The Chapman Company.....................................     80,000
Duff & Phelps Securities Co.............................     80,000
Fahnestock & Co. Inc....................................     80,000
First Albany Corporation................................     80,000
Interstate/Johnson Lane Corporation.....................     80,000
Edward D. Jones & Co....................................     80,000
Edgar M. Norris & Co. Inc...............................     80,000
Pennsylvania Merchant Group Ltd.........................     80,000
Rauscher Pierce Refsnes, Inc............................     80,000
Raymond James & Associates, Inc.........................     80,000
Muriel Siebert & Co., Inc...............................     80,000
Sterne, Agee & Leach, Inc...............................     80,000
Stifel, Nicolaus & Company, Incorporated................     80,000
Sutro & Co, Incorporated................................     80,000
Wheat, First Securities, Inc............................     80,000
 Total..................................................  4,500,000


     The Underwriting Agreement provides that the obligations of the Underwriters to purchase the shares of Common Stock offered hereby are subject to certain conditions. The Underwriters are obligated to purchase all of the shares of Common Stock offered hereby (other than those described by the over-allotment option described below), if any are purchased.

     The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public at the offering price set forth on the cover page of this Prospectus and to selected dealers at such price less a concession not in excess of $.35 per share, and the Underwriters and such dealers may reallow a concession not in excess of $.10 per share to other dealers. After the public offering of the Common Stock, the public offering price, concession to selected dealers and reallowance to other dealers may be changed by the Representatives.

     The Company has agreed that it will not issue, sell, offer to sell or otherwise dispose of any shares of Common Stock, or rights to acquire such shares, for a period of 90 days after the date of this Prospectus without the prior written consent of the Underwriters, except for the issuance of shares by the Company (i) pursuant to the Company's Investor Plus Plan, (ii) pursuant to the Company's Stock Purchase-Savings Plan, or (iii) in connection with other employee compensation arrangements.

     The Company has granted an option to the Underwriters, exercisable during the 45-day period after the date of the initial public offering of the shares of Common Stock offered hereby, to purchase up to an additional 675,000 shares of Common Stock at the public offering price set forth on the cover page of this Prospectus less the underwriting discount. The Underwriters may exercise such option only to cover over-allotments, if any, incurred in the sale of shares of Common Stock. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the percentage of firm shares it is obligated to purchase pursuant to the Underwriting Agreement.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Underwriters may be required to make in respect thereof.

                              LEGAL OPINIONS

     Certain legal matters in connection with the validity of the Common Stock offered hereby are being passed upon for the Company by McNair Law Firm, P.A., Columbia, South Carolina and by Asbury H. Gibbes, Esq. of Columbia, South Carolina, who is Senior Vice President, General Counsel and Assistant Secretary and a full-time employee of the Company, and for the Underwriters by Reid & Priest LLP, New York, New York. Reid & Priest LLP will rely on the opinion of Asbury H. Gibbes, Esq. with respect to matters of South Carolina law.

     At June 30, 1995, Asbury H. Gibbes, Esq. owned beneficially 8,963 shares of the Company's Common Stock, including shares acquired by the trustee under its Stock Purchase-Savings Plan by use of contributions made by Mr. Gibbes and earnings thereon, and including shares purchased by the Trustee by use of Company contributions and earnings thereon.

     Reid & Priest LLP represents the Company and its subsidiaries from time to time.

                             EXPERTS

     The consolidated financial statements for the year ended December 31, 1994, as restated, incorporated in this Prospectus by reference from the Company's Current Report on Form 8-K dated September 6, 1995, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which contains an explanatory paragraph regarding the change in method of accounting for the Company's oil and gas operations and is incorporated herein by reference, and have been so incorporated in reliance upon such report of such firm given upon their authority as experts in accounting and auditing.


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




No person  has  been authorized
to give any  information  or to
make  any   representations  in
connection  with  this offering
other than  those  contained in
this Prospectus  and,  if given
or made, such other information               4,500,000 Shares
and representations must not be
relied   upon  as  having  been
authorized  by  the  Company or
the  Underwriters.  Neither the               SCANA CORPORATION
delivery of this Prospectus nor
any sale made  hereunder shall,
under any circumstances, create                  Common Stock
any implication  that there has
been  no  change in the affairs
of the  Company  since the date
hereof  or that the information
contained  herein is correct as
of  any  time subsequent to its
date.  This Prospectus does not
constitute  an offer to sell or
a  solicitation  of an offer to                   PROSPECTUS
buy  any  securities other than
the  registered  securities  to
which     it   relates.    This
Prospectus  does not constitute
an   offer   to   sell   or   a
solicitation of an offer to buy
such    securities    in    any
circumstances   in  which  such
offer   or    solicitation   is
unlawful.



        TABLE OF CONTENTS
                               Page
Available Information..........  2         PaineWebber Incorporated
Incorporation of Certain
  Documents by Reference.......  2          The Robinson-Humphrey
Prospectus Summary ............  4              Company, Inc.
The Company....................  6
Recent Developments............  6
Use of Proceeds................  6
Description of Common Stock....  7
Common Stock Dividends and
  Price Range..................  9
Underwriting................... 11
Legal Opinions................. 12
Experts........................ 12              September 19, 1995




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